EXHIBIT 99.1

Investor Presentation November 2022

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

Business Overview

4 We are a leading, full - service alternative asset manager in Brazil R$ 63 bn AUM¹ See notes and definitions at end of document 10 Business Strategies 31 98 127 232 192 2018 2019 2020 2021 3Q'22 YTD Adjusted DE ( R$mm ) 7.4% LTM Dividend Yield 4 US$0.20 3Q’22 Dividend Per Share Our business is profitable and growing, which translates into substantial amounts of free cash flow and an attractive dividend distribution to shareholders 93 % Of net revenues come from mgmt. fees² We have entered a strong cycle for fundraising across Private Markets funds for the next 12 - 18 months, that represent up to R$10 billion in total target fundraising Vinci Partners has a proven fundraising track record with a broad fund base and a high - visibility and integrated recurring revenues business model 50% Capital committed 5+ years In the 3Q'22, Vinci achieved several important milestones across Private Markets strategies We have an extensive pipeline for additional fundraisings over the next quarters, with a relevant anchorage coming from a local institutional investor, increasing AUM visibility + R$1 bn Approved Anchor Investment 5 from BNDES in Credit and Infrastructure VICA Real Estate/Credit FDIRS Infrastructure Vinci SPS Special Situations VICC Infrastructure Vinci Credit Infra Credit Additional fundraisings across REITs, Infra and Credit VCP IV Private Equity

5 We offer a complete portfolio of alternative investment products and solutions to both retail and institutional clients Research Risk Legal & Compliance Investor Relations Operations ESG Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Financial Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Credit Tailor - made credit solutions developed to meet needs of both mature and growing businesses Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Real Estate Real estate investment funds that focus on returns from investments in various segments Hedge Funds Multi - strategy approach focused on Brazilian and international highly liquid financial instruments Vinci SPS Exposure to special situations assets with a f avorable risk - return strategy Proven ability to invest proprietary and third - party capital through different products yielding sustainable profitability acros s multiple verticals Retirement Services Capital Allocation services to investors’ retirement plans by developing sophisticated solutions

6 Our AUM is highly diversified across different strategies Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric 49 % of net revenues come from private market strategies ² 50 % of AUM is in long term products ¹ See notes and definitions at end of document 25% 12% 6% 1% 4% 22% 15% 6% 9% Private Equity Real Estate Credit Vinci SPS Infrastructure IP&S Public Equities Hedge Funds Advisory 22% 9% 7% 3% 2% 40% 12% 5% Net Revenues 3Q ' 22 LTM AUM 3Q ' 22

7 36% 19% 20% 20% 5% 40% 47% 8% 6% 43% 38% 20% 33% 25% 22% 11% 9% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles Our AUM funding base is mostly built upon our proprietary distribution channels Private . Markets . ▪ Private Markets’ AUM base favors long - term to perpetual capital commitments Liquid . Strategies . ▪ 94% of Liquid Strategies’ AUM is distributed across proprietary relationships with institutional and HNWI clients IP&S . ▪ 43% of IP&S’ AUM comes from local institutional investors AUM 3Q ' 22

Financial Highlights

9 We started a strong cycle for fundraising in Private Markets over the next 12 - 18 months R$10 bn Target Fundraising across Private Markets (2022 - 2023 Cycle) VICA Real Estate/Credit ▪ We announced a joint venture with Chrimata , for the development of a new agribusiness strategy focused on land acquisition and credit ▪ Public offer closed in the 3Q’22 raised R$360 million ▪ VICA is a perpetual capital fund structured to become listed in the B3 stock - exchange through a public follow - on offering in up to five years Vinci Credit Infra Credit ▪ New strategy that aims to invest in incentivized infrastructure debentures, focusing on high - grade credit assets in accordance with superior ESG guidelines ▪ First close of R$900M in the 2Q22 anchored by a local institutional investor ▪ Second closing expected for the 4Q’22 with an anchor investment by BNDES VCRI Credit ▪ New listed REIT focused on investing in real estate MBS, while also being able to invest in listed REITs with similar investment strategies ▪ Fund is close to full deployment status and will be able to hold follow - on offerings in the market as soon as market conditions improve for primary offerings VCP IV Private Equity ▪ We plan to continue the strategy deployed in VCP III and primarily target control and control - oriented investments ▪ VCP IV was activated as of June 23 rd and all fees charged .. for subsequent following closings will retroact to this date ▪ First investment announced on November 16 th , 2022 VICC Infrastructure ▪ A pioneer strategy in Latin America dedicated to renewables . generation , water & sewage, and innovative green technologies ▪ First closing expected for the 4Q’22 an anchor investment by BNDES FDIRS Infrastructure ▪ Mandate won within the Ministry of Regional Development to manage its Sustainable Regional Development Fund ▪ The commitment will start at approximately R$750 million and should be activated in Vinci Partners’ AUM towards the end of the 4Q’22

10 93 95 25 7 118 103 3Q'21 3Q'22 147 224 271 361 20 11 29 67 166 235 300 428 2018 2019 2020 2021 Management Advisory 269 272 47 18 316 289 3Q'21 YTD 3Q'22 YTD 75 57 57 62 16 19 13 13 160 152 3Q'21 YTD 3Q'22 YTD Bonus compensation Corporate center Segment Personnel expenses Other G&A We have a resilient business model with high management fee centricity Fee Related Revenues are primarily derived from management fees (R$ mm) 88% % Mgmt. fees 9 5% 84% ▪ Management fee revenues remained resilient over the year - to - date, with strong fundraising in 2022 offsetting impacts from capita l returns across Infrastructure and mark - to - market effect in Public Equities. Fee related revenues over the 3Q'22 YTD were down 8% year - over - year, driven by stronger deal activity in 2021 r esulting in higher advisory fees in the period. ▪ Management fees continue to be the main contributor to net revenues, accounting for 93% of total revenues over the 3Q’22 YTD. ▪ Total operating expenses of R$152.2 during the 3Q’22 YTD , a decrease of 5% when compared to the 3Q’21 YTD. 79% 93% 85% 94% 90 % Total Expenses 3Q’22 YTD vs. 3Q ’ 21 YTD ( R$mm ) (5)% (71) % +3% (62) % +1%

11 89% 11% Private Equity Infrastructure Vinci holds a strong position for future realization of performance fees in private market funds… ▪ Performance fee receivable increased to R$154.8 million in the 3Q’22, a 6% increase quarter - over - quarter. ▪ The VCP strategy¹ in Private Equity accounted for R$137.3 million in accrued performance fees, or 89% of total performance fe es. ▪ Vinci Partners had, as of 3Q’22, R$10 billion in performance eligible AUM coming from Private Markets’ funds still within inv est ment period. ▪ Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's bala nce sheet as of the third quarter of 2022, following IFRS 15 rules. Private Equity accrued performance fees reflect the funds' most recent mark and are not booked in the company's balance sheet ye t. R$154.8 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 17 . 3 million as of the end of the third quarter of 2022 booked as unrealized performance fees in the company ´ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 137 . 3 million as of the end of the third quarter of 2022 have not been booked as unrealized performance fees in the company ´ s balance sheet . See notes and definitions at end of document

…and additional gains from our GP Investments and financial income

- Realized GP Investment[1] and Financial income[2] of R$37.5 million in the 3Q'22, up 2,058% year-over-year, driven by realized gains in our liquid funds' portfolio.
- Realized GP Investment income of R$5.7 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$89.4 million over the 3Q'22 YTD , up 324% when compared to the 3Q'21 YTD.

Realized GP Investment[1] and Financial income[2] 3Q'22 vs 3Q'21 (R$mm)



+ 2,058%
37
6
32
2
1
3Q'21
3Q'22
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 3Q'22 YTD vs 3Q'21 YTD (R$mm)



+ 324%
89
13
77
21
2
19
3Q'21 YTD
3Q'22 YTD
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

12

VINCI partners

13 62 73 3Q'21 3Q'22 164 192 3Q'21 YTD 3Q'22 YTD 169 140 3Q'21 YTD 3Q'22 YTD 63 50 3Q'21 3Q'22 Which translates to a highly visible growth and profitability profile See notes and definitions at end of document 31 98 127 232 2018 2019 2020 2021 42% 50% 34% DE Margin 33% 18% ▪ Fee - Related Earnings (FRE) has been growing at a 60% CAGR in the past three years, and we expect to continue going forward as we expand AUM with new product launches in our private market strategies. ▪ Distributable Earnings (DE) has been growing at a 97% CAGR in the past three years as the business benefits from the platform ’s growth and profitability profile. 47% 51% +17% 44% 49% 52% 38% 45 % Fee - Related Earnings (FRE) – R$mm Adjusted After - tax Distributable Earnings¹ (DE) – R$mm 53% 48% 53% 48% +19% 54 98 151 222 2018 2019 2020 2021 FRE Margin

14 Key Takeaways See notes and definitions at end of document 73 % FRE as % DE 3Q ’ 22YTD We operate a highly predictable business model with recurring revenues coming primarily from management fees 1 We see a relevant upside coming from potential future realization of performance fees R$154.8 m illion in accrued performance fees in Private Markets’ funds 2 Current macroeconomic scenario presents attractive opportunities to grow AUM through M&A 5 3 We believe Vinci is one of the best positioned AAM’s in Brazil to capture the shift in asset allocation, due to its highly diversified and robust platform 10 business strategies 5 distribution channels 4 We are committed to generating strong growth combined with capital distributions to our shareholders 7.4 % LTM dividend yield¹ 50% AUM +5 years lockup Complementary and/or Synergistic business lines

Appendix – I Business Overview

16 2 6 11 15 17 18 20 19 21 24 35 47 54 60 50 58 63 0 10 20 30 40 50 60 70 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 3Q22 AUM (R$bn) AUM DC¹ (R$bn) Brazil Interest Rates We have scaled our platform significantly since our inception in 2009… See notes and definitions at end of document 2010 Association with “Gas” (Equities) 2012 Company becomes a signatory to PRI. 2012 - 2013 Real Estate, Credit, and Receivables strategy 2011 Inception of Vinci Infrastructure & International strategy PE: Fundraising VCP II (R$2.2bn) 2018 - 2019 Real Estate: IPO VILG and VINO. Follow ons VISC & VILG Public Equities: Acquisition of Mosaico Capital Credit: FIDC Energia Sustentavel funded by BNDES Fundraising of VCI II Infra: IPO VIGT 2009 Establishment of Vinci Partners 2014 - 2016 Vinci begins heavily investing in governance to set a growth platform for the exit of the recessionary market Credit: Fundraising of Vinci Credito Imobiliario I (VCI I) 2017 Launch of VIR strategy Public Equities: Acquisition of Mosaico Capital Real Estate: IPO VISC PE: Fundraising VCP III Infra: Fundraising Vinci Infra II 2021 Vinci ´ s IPO at Nasdaq Private Equity: Final Closing of VIR IV Real Estate and Infra: Fundraising of VFDL and VIAS Follow Ons for VILG, VIGT and VISC IPO of VIUR 2020 Private Equity: First closing of VIR IV Real Estate: IPO of VIFI Follow Ons realized for VILG, VISC and VINO Public Equities: Dissociation with “Gas Investimentos” 2.0% 4.5% 6.5% 7.0% 13.8% 14.3% 11.8% 10.0% 7.3% 11.0% 10.8% 8.8% 2022 Launch of VRS Acquisition of SPS Capital Private Equity: Start of fundraising for VCP IV Real Estate: First public offer for VICA IP&S: First Closing of VSP Credit: Launch of Vinci Credit Infra with an anchor institutional investment 9.3% See notes and definitions at end of document 13.8% Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial market

We are pioneers among Brazilian firms in our commitment to ESG

Our ESG approach is a fundamental value that permeates throughout our investment strategies

Impact monitoring KPIs

- Growth of Average Salary and Number of Employees
- Gender Equality
- Employees Covered by Healthcare Benefits
- Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities
- Implementation of Governance Practices
- Taxes Paid per Investment
- Revenue Growth

Innovative ESG related products

VIR IV - launched with dual mandate of targeting measurable ESG impact and achieving market returns

Vinci Energia Sustentavel (VES) - Credit Fund focused on private debt related to green energy funded by BNDES

2003
NE Empreendedor
Raised and invested by Vinci's team (at Banco Pactual)

2004
Fund I
US$608 million of invested capital by Vinci's team (at Banco Pactual)

2009
Vinci foundation: We believe in **ethics as the best value in a relationship**

2011
VCP II
US$1.4 billion fund closed

2012
Vinci as a PRI signatory

2014
ESG Policy for Private Equity

2017
New ESG Model and new Governance and Compliance models

2017
Vinci assumes NE II and NE III management

NE III R$240mm Dry Powder

2018
NE III
(GIIN metrics)

VES
Win public auction from BNDES

2019
Vinci PE granted PRI A Score

ESG Policy for Public Equity and Credit

Development of the Impact Framework (VIR IV)

2019
VCP III
US$1.0bn fund closed

VIR IV BNDES approved anchor commitment

2020
Vinci engaged with the IDB to apply the WEPs tool

First ESG Annual Report for VCP III

2020
VIR IV in the process of becoming a OPIM signatory

2021
VIR IV (largest impact fund in Brazil) final closing of R$ 1 billion

VES was the first Brazilian fund to receive the "European Standard" label

2021
VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance

Vinci received the WOB – Women on Board seal

See notes and definitions at end of document

17

VINCI partners

18 Risk management committee composed and supervised by senior executives including the addition of Julya Wellish as a partner and head of Legal & Compliance (Previously Chief Prosecutor at CVM 1 ) We place a strong emphasis on risk management, taking the utmost care of our clients ’ capital ▪ Mandatory annual compliance training programs to all of Vinci Partners’ employees ▪ Mandatory annual information security policy awareness training to all employees ▪ Vinci Partners practices top - notch risk management strategies, including but not limited to restriction list systems, Chinese Wall, anti - bribery and corruption practices and restriction on securities trading ▪ Risk & compliance committee composed by CCO, CRO, CFO and CHRO ▪ Biannual and ad - hoc meetings ensuring proactive supervision ▪ Anti - money laundering & countering financing of terrorism committee composed by the CCO, CRO, CFO, CHRO and CEO ▪ Annual and ad - hoc meetings ensuring proactive supervision ▪ Cyber security systems and procedures to prevent, monitor and combat cyber threats and risks ▪ Contingency response plans that allow continuity of business in case of incidents Compliance Training Programs Risk & Compliance Committee AML & CFT Committee Cyber Security Program Risk Management Best Practices See notes and definitions at end of document

We are a leader in Brazilian alternative asset management with strong competitive advantages

Vinci Partners differentiators

VINCI partners

- 50% of AUM committed for over 5 years
- Partnership model: 38 partners
- Diversified business model 10 business units
- AUM CAGR 2018 – 3Q22 ~30%
- 50% of Net Revenues come from Private Market Strategies[6]

Vinci Partners Competitive Advantage

Legend: ✔ (dark green) Well developed; ✔ (light green) Developed; ✔ (yellow) In development

Independent asset manager[1]	Product offering								Capabilities	
	Private markets									
Company	PE	RE	Infra	Credit	Vinci SPS	Liquid Strategies	Investment Products & Solutions	Retirement Services	Distribution	Platform Integration
VINCI partners	Well developed	Well developed	Developed	Well developed	Developed	Well developed	Well developed	In development	Well developed	Well developed
Other Alternative Local Asset Managers[2]	Well developed	Well developed	Developed	Well developed		Well developed			Developed	Developed
Other Independent Asset Managers[3]	Developed				Developed	Well developed			Developed	In development
Hedge funds[4]						Well developed			Developed	
Incumbent banks[5]				Well developed		Developed	Developed	Developed	Well developed	Well developed

See notes and definitions at end of document

19

VINCI partners

Appendix – II Segment summaries

21 55% 20% 20% 5% Private Markets Liquid Strategies IP&S Financial Advisory 53% 20% 22% 5% Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$144.7 million over the 3Q’22 YTD, with 53% of FRE coming from Private Markets, followed by IP&S accounting for 22%, Liquid Strategies for 20% and Financial Advisory for 5%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$162.7 million over the 3Q’22 YTD, with 55 % coming from Private Markets’ strategies, followed by IP&S and Liquid Strategies both accounting for 20% and Financial Advisory for 5%. Segment Distributable Earnings 3Q’22 YTD by Segment Fee Related Earnings (FRE) 3Q’22 YTD by Segment R$145 mm R$163 mm

22 We offer a complete and diversified platform for alternative investments Private Equity – R$13.7bn AUM (49%) Real Estate – R$5.9bn AUM (21%) PRIVATE MARKETS R$28 BILLION AUM The real estate strategy invests through two subs - strategies : REITs : The real estate strategy currently manages eight REITs, six are listed on the Brazilian stock exchange, with more than 420 , 000 retail investors, one is structured to become listed through a public follow - on offering in up to five years, and the other is a Fund of Funds that invests in listed REITs . The REIT strategy consists of perpetual capital funds, focused on the acquisition of core, income generating real estate assets, and invests through six sub - strategies : shopping malls, industrial assets, offices, financial instruments, urban commercial properties and agribusiness . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . The private equity strategy invests through two sub - strategies : Vinci Capital Partners : VCP focuses on control and co - control investments, executing across growth equity transactions, greenfield investments, buyouts and turnarounds . The VCP strategy is currently within investment period for its third vintage, Vinci Capital Partners III, and for its new fourth vintage, Vinci Capital Partners IV . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America .

23 We offer a complete and diversified platform for alternative investments PRIVATE MARKETS R$28 BILLION AUM The Infrastructure strategy invests across two core sub - strategies : Sector - focused funds : The Infrastructure team manages closed - end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state - owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets . The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield - generating power transmission assets . Structured Credit : The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors . Infrastructure – R$1.5bn AUM (5%) Credit – R$4.5bn AUM (16%) The Credit strategy invests across three core sub - strategies : Infrastructure Debt : The team manages a credit fund, Vinci Energia Sustentável , or VES, dedicated to investments in debentures to finance greenfield and brownfield projects with a focus on renewable energy following ESG guidelines . Real Estate Debt : Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables . Structured Credit : Comprises a group funds, including open - ended funds and managed accounts, investing in senior secured loans and short - term receivables . The Vinci SPS strategy invests across five core sub - strategies : Funding Primary Market : New money provided through structured credit solutions . Downside protection through collateral and other mechanisms . Borrowers credit profile range from distressed to high yield . Funding Secondary Market : Acquisition of assets from creditors . Illiquid assets, with different credit profiles . Superior returns obtained through discounted prices combined with improved recovery strategies . Claims : Acquisition of judicial assets against public and private entities . Litigation Finance : Financing of litigation claims where one party has a legit plea but lacks the resources to maintain a typically long and costly judicial dispute . Credit Platforms : Scattered operations (retail) scalable through intense use of technology in their origination and processing workflows . Vinci SPS – R$2.1bn AUM (8%)

Private Markets

- Fee related earnings (FRE) of R$26.9 million in the quarter, up 3% year-over-year, driven by a combination of the strong fundraising over the 3Q'22 LTM and partial effect from the incorporation of Vinci SPS. The acquisition, closed in mid-August, will start to fully impact management fee revenues from the fourth quarter onwards. The decrease in average management fee rate is a combination of the current lower average management fee rate for R$1.7 billion in AUM coming from recently raised and/or incorporated funds, which will have a positive upside to average management fee rates as these products deploy capital throughout the next quarters (highlights to Vinci SPS' third vintage and Vinci Credit Infra).
- FRE was R$76.1 million over the 3Q'22 YTD, a decrease of 4% when compared to the 3Q'21 YTD, due to an increase in operating costs, a consequence of higher inflation in the period and return of travel expenses to pre-pandemic levels.
- Segment Distributable Earnings of R$32.6 million in the quarter, up 19% year-over-year. Segment DE was R$89.9 million over the 3Q'22 YTD, an increase of 10% when compared to the 3Q'21 YTD boosted by a higher contribution from GP investment income coming from dividend distributions from the company's seed investments in proprietary listed REITs.
- Total AUM of R$27.6 billion at the end of the quarter, an increase of 27% year-over-year, driven by strong fundraising across Private Equity and Credit strategies and the acquisition of SPS.

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY (%)	3Q'21 YTD	3Q'22 YTD	Δ (%)
Net revenue from management fees	49,057	47,654	52,949	8%	145,045	147,362	2%
Net revenue from advisory fees	823	275	560	(32)%	3,969	1,301	(67)%
Total Fee Related Revenues	**49,880**	**47,929**	**53,509**	**7%**	**149,014**	**148,663**	**0%**
Segment personnel expenses	(2,739)	(2,923)	(3,148)	15%	(7,899)	(8,807)	11%
Other G&A expenses	(3,671)	(2,411)	(2,549)	(31)%	(8,903)	(7,715)	(13)%
Corporate center expenses	(7,441)	(10,827)	(11,287)	52%	(27,817)	(31,668)	14%
Bonus compensation related to management and advisory	(10,053)	(7,426)	(9,662)	(4)%	(25,351)	(24,395)	(4)%
Total Fee Related Expenses	**(23,904)**	**(23,587)**	**(26,646)**	**11%**	**(69,971)**	**(72,585)**	**4%**
FEE RELATED EARNINGS (FRE)	25,976	24,342	26,863	3%	79,043	76,078	(4)%
FRE Margin (%)	*52.1%*	*50.8%*	*50.2%*		*53.0%*	*51.2%*	
Net revenue from performance fees	962	1,719	(2,559)	N/A	3,216	(201)	N/A
Realized performance fees	*10*	*1,719*	*11*	*14%*	*765*	*1,734*	*127%*
Unrealized performance fees	*952*	*–*	*(2,571)*	*N/A*	*2,451*	*(1,935)*	*N/A*
Performance based compensation	(340)	(609)	905	N/A	(1,071)	70	N/A
PERFORMANCE RELATED EARNINGS (PRE)	622	1,110	(1,654)	N/A	2,145	(131)	N/A
PRE Margin (%)	*64.7%*	*64.6%*	*64.6%*		*66.7%*	*65.1%*	
(-) Unrealized performance fees	(952)	–	2,571	N/A	(2,451)	1,935	N/A
(+) Unrealized performance compensation	337	–	(910)	N/A	869	(685)	N/A
(+) Realized GP investment income	1,421	4,926	5,738	304%	1,878	12,709	577%
SEGMENT DISTRIBUTABLE EARNINGS	27,405	30,377	32,607	19%	81,484	89,906	10%
Segment DE Margin (%)	*53.4%*	*55.7%*	*55.0%*		*53.7%*	*55.1%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**21,657**	**23,998**	**27,603**	**27%**	**21,657**	**27,603**	**27%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**19,680**	**20,722**	**24,183**	**23%**	**19,680**	**24,183**	**23%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.98%**	**0.90%**	**0.87%**		**0.98%**	**0.89%**	
FULL TIME EMPLOYEES	**50**	**46**	**62**	**24%**	**50**	**62**	**24%**


Private Markets' AUM
R$28 bn
AUM
Private Equity
49%
Real Estate
21%
Credit
16%
Vinci SPS
8%
Infrastructure
6%

24

25 We have an established and widely recognized liquid strategies platform LIQUID STRATEGIES R$11 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil . We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls . Our public equities strategy invests according to two key sub - strategies : All Caps : The all - caps sub - strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our all caps flagship strategy is Vinci Mosaico , that seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the all caps strategy . Dividends : The dividends sub - strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos , that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . Public Equities – R$7.9bn AUM (72%) Our hedge funds team operates under a multi - manager strategy with several portfolio managers each pursuing independent strategies . The portfolio managers have access to both our macro and equities research dedicated teams . It helps creating a very robust analysis of the markets and developed markets currencies, government bonds and derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors . Our hedge funds strategy invests through two key sub - strategies : Vinci Atlas : Our hedge funds flagship strategy invests across five principal sub - strategies : nominal interest, inflation, commodities, currencies and equities . Total Return : The total return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . Hedge Funds – R$2.9bn AUM (28%)

Liquid Strategies

- Fee related earnings (FRE) of R$9.5 million in the quarter, down 22% year-over-year. FRE was R$29.4 million over the 3Q'22 YTD, a decrease of 17% compared to the 3Q'21 YTD, driven by the mark-to-market effect in liquid strategies' AUM combined with outflows experienced in the previous quarters that negatively impacted management fee revenues.
- Performance related earnings (PRE) of R$0.7 million in the quarter, down 39% year-over-year. PRE was R$3.1 million over the 3Q'22 YTD, a decrease of 36% when compared to the 3Q'21 YTD.
- Segment Distributable Earnings of R$10.2 million in the quarter, down 24% year-over-year. Segment Distributable Earnings was R$32.5 million over the 3Q'22 YTD, a decrease of 19% when compared to 3Q'21.
- AUM was R$10.8 billion at the end of the 3Q22. Liquid strategies' AUM has not suffered from significant outflows in the quarter and has followed the recovery trend in local markets, accumulating R$1.0 billion in net appreciation during the period.

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY (%)	3Q'21 YTD	3Q'22 YTD	Δ (%)
Net revenue from management fees	23,273	20,210	20,720	(11)%	66,276	61,502	(7)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**23,273**	**20,210**	**20,720**	**(11)%**	**66,276**	**61,502**	**(7)%**
Segment personnel expenses	(1,431)	(1,394)	(1,398)	(2)%	(4,111)	(4,176)	2%
Other G&A expenses	(598)	(780)	(1,009)	69%	(1,903)	(2,465)	30%
Corporate center expenses	(3,085)	(4,592)	(4,643)	50%	(11,774)	(13,438)	14%
Bonus compensation related to management and advisory	(5,864)	(3,922)	(4,134)	(29)%	(13,176)	(12,005)	(9)%
Total Fee Related Expenses	**(10,978)**	**(10,688)**	**(11,185)**	**2%**	**(30,964)**	**(32,084)**	**4%**
FEE RELATED EARNINGS (FRE)	**12,295**	**9,522**	**9,535**	**(22)%**	**35,312**	**29,418**	**(17)%**
FRE Margin (%)	*52.8%*	*47.1%*	*46.0%*		*53.3%*	*47.8%*	
Net revenue from performance fees	1,689	1,300	1,424	(16)%	10,149	5,049	(50)%
Realized performance fees	*1,689*	*1,300*	*1,424*	*(16)%*	*10,149*	*5,049*	*(50)%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(569)	(459)	(743)	31%	(5,287)	(1,924)	(64)%
PERFORMANCE RELATED EARNINGS (PRE)	**1,120**	**841**	**681**	**(39)%**	**4,862**	**3,125**	**(36)%**
PRE Margin (%)	*66.3%*	*64.7%*	*47.8%*		*47.9%*	*61.9%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**13,415**	**10,363**	**10,216**	**(24)%**	**40,174**	**32,543**	**(19)%**
Segment DE Margin (%)	*53.7%*	*48.2%*	*46.1%*		*52.6%*	*48.9%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**12,600**	**9,845**	**10,760**	**(15)%**	**12,600**	**10,760**	**(15)%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**12,466**	**9,708**	**10,606**	**(15)%**	**12,466**	**10,606**	**(15)%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.76%**	**0.78%**	**0.86%**		**0.72%**	**0.79%**	
FULL TIME EMPLOYEES	**24**	**22**	**23**	**(4)%**	**24**	**23**	**(4)%**



Liquid Strategies' AUM
Hedge Funds
27%
R$11 bn
AUM
Public Equities
73%

26

VINCI partners

27 Commingled Funds – R$2.4bn AUM (10%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Pension Plans – R$4.0bn AUM (16%) Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits . Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds. We are market leaders in providing investment solutions to our clients INVESTMENT PRODUCTS & SOLUTIONS R$25 BILLION AUM In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations, pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . Separate Exclusive Mandates – R$15.8bn AUM (63%) International – R$2.8bn AUM (11%) Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office . We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil .

Investment Products & Solutions

- Fee related earnings (FRE) of R$11.0 million in the quarter, up 14% year-over-year driven by the growth in management fees following strong fundraising over the last twelve months. FRE was R$31.7 million over the 3Q'22 YTD, an increase of 9% when compared to the 3Q'21 YTD.
- Performance related earnings (PRE) of R$0.5 million, down 77% year-over-year, primarily due to the realization of performance fees coming from international exclusive mandates in the 3Q'21 which did not take place in the 3Q'22. PRE over the 3Q'22 YTD was R$1.1 million, a decrease of 93% when compared to the 3Q'21 YTD.
- Segment Distributable Earnings of R$11.4 million in the quarter, down 33% year-over-year, due to a higher contribution from PRE in the 3Q'21. Segment DE was R$32.7 million over the 3Q'22 YTD, a decrease of 25% when compared to the 3Q'21 YTD.
- Total AUM of R$25.0 billion, up 6% year-over-year, following the strong fundraising across our pension plan products.

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY (%)	3Q'21 YTD	3Q'22 YTD	Δ (%)
Net revenue from management fees	20,525	21,407	21,692	6%	58,154	62,995	8%
Net revenue from advisory fees	8	7	7	(11)%	47	21	(55)%
Total Fee Related Revenues	**20,533**	**21,414**	**21,699**	**6%**	**58,201**	**63,016**	**8%**
Segment personnel expenses	(1,032)	(1,078)	(1,075)	4%	(3,011)	(3,980)	32%
Other G&A expenses	(491)	(450)	(622)	27%	(1,300)	(1,672)	29%
Corporate center expenses	(3,993)	(4,864)	(4,923)	23%	(11,775)	(13,852)	18%
Bonus compensation related to management and advisory	(5,377)	(3,557)	(4,125)	(23)%	(12,972)	(11,837)	(9)%
Total Fee Related Expenses	**(10,893)**	**(9,948)**	**(10,745)**	**(1)%**	**(29,059)**	**(31,341)**	**8%**
FEE RELATED EARNINGS (FRE)	9,640	11,466	10,954	14%	29,142	31,675	9%
FRE Margin (%)	*47.0%*	*53.5%*	*50.5%*		*50.1%*	*50.3%*	
Net revenue from performance fees	2,959	820	1,167	(61)%	20,822	2,194	(89)%
Realized performance fees	10,947	820	1,167	*(89)%*	20,822	2,194	*(89)%*
Unrealized performance fees	(7,988)	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(889)	(360)	(698)	(22)%	(6,549)	(1,142)	(83)%
PERFORMANCE RELATED EARNINGS (PRE)	2,070	460	469	(77)%	14,273	1,052	(93)%
PRE Margin (%)	*69.9%*	*56.1%*	*40.2%*		*68.5%*	*48.0%*	
(-) Unrealized performance fees	7,988	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	(2,596)	–	–	N/A	3	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	17,102	11,926	11,422	(33)%	43,418	32,727	(25)%
Segment DE Margin (%)	*54.3%*	*53.6%*	*50.0%*		*54.9%*	*50.2%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**23,695**	**25,659**	**25,029**	**6%**	**23,695**	**25,029**	**6%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**23,540**	**25,545**	**24,911**	**6%**	**23,540**	**24,911**	**6%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.39%**	**0.38%**	**0.38%**		**0.39%**	**0.38%**	
FULL TIME EMPLOYEES	**16**	**16**	**16**	**0%**	**16**	**16**	**0%**



IP&S AUM
Commingled Funds
10%
International
11%
Pension Plans
16%
R$25 bn
AUM
Separate
Mandates
63%

28

VINCI partners

We have a leading financial advisory business

FINANCIAL ADVISORY



About our Financial Advisory team

Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies.

We believe our financial advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace.

As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients.

About the Services provided

The Financial Advisory platform provides conflict-free advice with senior focus for value creation and long-term support. The platform focuses on two main sub-strategies:

Merges and Acquisitions (M&A): advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports.

Capital Markets: conflict-free advisory for IPO and pre-IPO, block trades, debt restructuring and market/investor communication.

Outstanding position in the Brazilian market

Vinci Financial Advisory is consolidated as the most relevant independent financial advisor in Brazil, having being recognized in several awards for M&A transactions, such as:

The M&A Atlas Awards:
- *Best Independent Advisors for M&A - 2022*
- *Best Investment Bank (Brazil, "Middle Market") – 2020 & 2019*
- *Transaction of the Year (Brazil) – 2020 & 2019*

#1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg (2017-2019 / 2020 / 2021)

Elaboration of fairness opinion on the merger of Rede Dor and Sulamerica
2022

Financial Advisor to QI Tech's partners in the capitalization by GIC.
2021

Exclusive Financial Advisor of BPP in its sale to Dock
2021

Exclusive Financial Advisor for Bemobi in two acquisitions.
2021

BRL TRUST
Sale to Apex Group
June - 2021
Financial Services

IPO Jan - 2021
Capitalization of Espaçolaser by L Catterton
Dec - 2016
Beauty & Aesthetic

29

Financial Advisory

- Fee related earnings (FRE) of R$3.6 million in the quarter, down 76% year-over-year.
- FRE was R$7.6 million over the 3Q'22 YTD, a decrease of 70% when compared to the 3Q'21 YTD, due to a stronger deal environment in 2021.
- Segment Distributable Earnings over the 3Q'22 YTD were R$7.6 million, a decrease of 70% year-over-year when compared to the 3Q'21 YTD.

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY (%)	3Q'21 YTD	3Q'22 YTD	Δ (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	24,332	6,378	6,700	(72)%	42,591	16,279	(62)%
Total Fee Related Revenues	**24,332**	**6,378**	**6,700**	**(72)%**	**42,591**	**16,279**	**(62)%**
Segment personnel expenses	(398)	(530)	(502)	26%	(1,204)	(1,537)	28%
Other G&A expenses	(403)	(165)	(82)	(80)%	(710)	(456)	(36)%
Corporate center expenses	(3,630)	(1,067)	(1,121)	(69)%	(5,569)	(3,127)	(44)%
Bonus compensation related to management and advisory	(4,701)	(1,350)	(1,379)	(71)%	(10,102)	(3,587)	(64)%
Total Fee Related Expenses	**(9,132)**	**(3,112)**	**(3,084)**	**(66)%**	**(17,585)**	**(8,707)**	**(50)%**
FEE RELATED EARNINGS (FRE)	15,200	3,265	3,616	(76)%	25,006	7,572	(70)%
FRE Margin (%)	*62.5%*	*51.2%*	*54.0%*		*58.7%*	*46.5%*	
SEGMENT DISTRIBUTABLE EARNINGS	15,200	3,265	3,616	(76)%	25,006	7,572	(70)%
Segment DE Margin (%)	*62.5%*	*51.2%*	*54.0%*		*58.7%*	*46.5%*	
FULL TIME EMPLOYEES	**8**	**10**	**10**	**25%**	**8**	**10**	**25%**

30

VINCI partners

Retirement Services

- Fee Related Earnings (FRE) of negative R$1.4 million in the quarter. FRE was negative R$4.5 million in the 3Q'22 YTD.
- VRS segment is in the final stages of product structuring and is expected to launch in early 2023.

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY (%)	3Q'21 YTD	3Q'22 YTD	Δ (%)
Net revenue from management fees	–	–	–	–	–	–	–
Net revenue from advisory fees	–	–	–	–	–	–	–
Total Fee Related Revenues	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Segment personnel expenses	–	(308)	(386)	N/A	–	(791)	–
Other G&A expenses	–	(372)	(463)	N/A	–	(1,098)	–
Corporate center expenses	–	–	(92)	N/A	–	(92)	–
Bonus compensation related to management and advisory	–	(1,012)	(500)	N/A	–	(2,514)	–
Total Fee Related Expenses	**–**	**(1,692)**	**(1,441)**	**N/A**	**–**	**(4,495)**	**–**
FEE RELATED EARNINGS (FRE)	–	(1,692)	(1,441)	N/A	–	(4,495)	–
FRE Margin (%)	–	–	–	–	–	–	–
Net revenue from performance fees	–	–	–	–	–	–	–
Realized performance fees	–	–	–	–	–	–	–
Unrealized performance fees	–	–	–	–	–	–	–
Performance based compensation	–	–	–	–	–	–	–
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	–	–	–	–
PRE Margin (%)	–	–	–	–	–	–	–
(-) Unrealized performance fees	–	–	–	–	–	–	–
(+) Unrealized performance compensation	–	–	–	–	–	–	–
SEGMENT DISTRIBUTABLE EARNINGS	–	(1,692)	(1,441)	N/A	–	(4,495)	–
Segment DE Margin (%)	–	–	–	–	–	–	–
				–			–
ASSETS UNDER MANAGEMENT (AUM R$millions)	**–**	**–**	**–**	**–**	**–**	**–**	**–**
FULL TIME EMPLOYEES	**–**	**5**	**6**	**N/A**	**–**	**6**	**N/A**

31

Appendix – III Financial statements

33 How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our financial advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our LS and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees Distributable Earnings (DE) (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues

Third Quarter 2022 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY(%)	3Q'21 YTD	3Q'22 YTD	Δ YoY(%)
Net revenue from management fees	92,855	89,271	95,361	3%	269,476	271,861	1%
Net revenue from advisory fees	25,163	6,659	7,267	(71)%	46,607	17,600	(62)%
Total Fee Related Revenues	**118,018**	**95,930**	**102,628**	**(13)%**	**316,083**	**289,461**	**(8)%**
Segment personnel expenses	(5,600)	(6,233)	(6,509)	16%	(16,225)	(19,291)	19%
Other G&A expenses	(5,163)	(4,178)	(4,725)	(8)%	(12,795)	(13,406)	5%
Corporate center expenses	(18,149)	(21,350)	(22,067)	22%	(56,957)	(62,178)	9%
Bonus compensation related to management and advisory	(25,994)	(17,267)	(19,798)	(24)%	(61,602)	(54,337)	(12)%
Total Fee Related Expenses	**(54,906)**	**(49,028)**	**(53,099)**	**(3)%**	**(147,580)**	**(149,211)**	**1%**
FEE RELATED EARNINGS (FRE)	63,112	46,902	49,529	(22)%	168,503	140,250	(17)%
FRE Margin (%)	*53.5%*	*48.9%*	*48.3%*		*53.3%*	*48.5%*	
FRE per share[1] (R$/share)	*1.12*	*0.84*	*0.89*		*2.97*	*2.52*	
Net revenue from performance fees	5,610	3,839	31	(99)%	34,185	7,042	(79)%
Performance based compensation	(1,798)	(1,427)	(537)	(70)%	(12,907)	(2,996)	(77)%
PERFORMANCE RELATED EARNINGS (PRE)	3,812	2,412	(506)	N/A	21,278	4,046	(81)%
PRE Margin (%)	*68.0%*	*62.8%*	*N/A*		*62.2%*	*57.5%*	
(-) Unrealized performance fees	7,036	–	2,571	(63)%	(2,451)	1,935	N/A
(+) Unrealized performance compensation	(2,258)	–	(910)	(60)%	872	(685)	N/A
(+) Realized GP investment income	1,421	4,926	5,738	304%	1,878	12,709	577%
SEGMENT DISTRIBUTABLE EARNINGS	73,123	54,240	56,422	(23)%	190,081	158,255	(17)%
Segment DE Margin (%)	*55.4%*	*51.8%*	*50.8%*		*54.4%*	*50.9%*	
(+) Depreciation and amortization	925	976	1,223	32%	2,790	3,183	14%
(+) Realized financial income	315	20,001	31,726	9,972%	19,198	76,723	300%
(-) Leasing expenses	(3,065)	(2,400)	(2,297)	(25)%	(9,328)	(7,169)	(23)%
(-) Other items	775	644	(1,689)	N/A	(459)	(2,181)	375%
(-) Extraordinary expenses	–	(962)	(523)	N/A	–	(6,595)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(10,330)	(12,064)	(12,020)	16%	(38,562)	(35,685)	(7)%
DISTRIBUTABLE EARNINGS (DE)	61,743	60,435	72,842	18%	163,719	186,532	14%
DE Margin (%)	*46.6%*	*48.5%*	*51.0%*		*44.4%*	*48.1%*	
DE per share (R$/share)[2]	*1.09*	*1.09*	*1.32*		*2.89*	*3.36*	
(+) Nonrecurring expenses (including Income Tax effect)[3]	–	635	353	N/A	–	5,425	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	61,743	61,070	73,195	19%	163,719	191,957	17%
Adjusted DE Margin (%)	*46.6%*	*49.0%*	*51.3%*		*44.4%*	*49.5%*	
Adjusted DE per share (R$/share)	*1.09*	*1.10*	*1.32*		*2.89*	*3.45*	

See notes and definitions at end of document

34

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY(%)	3Q'21 YTD	3Q'22 YTD	Δ YTD (%)
REVENUES							
Net revenue from management fees	92,855	89,271	95,361	3%	269,476	271,861	1%
Net revenue from performance fees	5,610	3,839	31	(99)%	34,185	7,042	(79)%
Realized performance fees	*12,646*	*3,839*	*2,602*	*(79)%*	*31,734*	*8,977*	*(72)%*
Unrealized performance fees	*(7,036)*	*–*	*(2,571)*	*(63)%*	*2,451*	*(1,935)*	*N/A*
Net revenue from advisory	25,163	6,659	7,267	(71)%	46,607	17,600	(62)%
Total net revenues from services rendered	**123,628**	**99,769**	**102,659**	**(17)%**	**350,268**	**296,503**	**(15)%**
EXPENSES							
Bonus related to management and advisory	(25,994)	(17,267)	(19,798)	(24)%	(61,602)	(54,337)	(12)%
Performance based compensation	(1,798)	(1,427)	(537)	(70)%	(12,907)	(2,996)	(77)%
Realized	*(4,056)*	*(1,427)*	*(1,448)*	*(64)%*	*(12,035)*	*(3,682)*	*(69)%*
Unrealized	*2,258*	*–*	*910*	*(60)%*	*(872)*	*685*	*N/A*
Total compensation and benefits	**(27,792)**	**(18,694)**	**(20,335)**	**(27)%**	**(74,509)**	**(57,333)**	**(23)%**
Segment personnel expenses	(5,600)	(6,233)	(6,509)	16%	(16,225)	(19,291)	19%
Other general and administrative expenses	(5,163)	(4,178)	(4,725)	(8)%	(12,795)	(13,406)	5%
Corporate center expenses	(18,149)	(21,350)	(22,067)	22%	(56,957)	(62,178)	9%
Total expenses	**(56,704)**	**(50,455)**	**(53,636)**	**(5)%**	**(160,487)**	**(152,207)**	**(5)%**
Operating profit	**66,924**	**49,314**	**49,023**	**(27)%**	**189,781**	**144,296**	**(24)%**
OTHER ITEMS							
GP Investment income	(290)	(7,211)	9,673	N/A	(4,335)	(1,707)	(61)%
Realized gain from GP investment income	*1,421*	*4,926*	*5,738*	*304%*	*1,878*	*12,709*	*577%*
Unrealized gain from GP investment income	*(1,711)*	*(12,137)*	*3,935*	*N/A*	*(6,213)*	*(14,416)*	*132%*
Financial income	(326)	21,193	31,701	N/A	18,323	77,602	324%
Realized gain from financial income	*315*	*20,001*	*31,726*	*9,972%*	*19,198*	*76,723*	*300%*
Unrealized gain from financial income	*(641)*	*1,192*	*(25)*	*(96)%*	*(875)*	*879*	*N/A*
Leasing expenses	(3,065)	(2,400)	(2,297)	(25)%	(9,328)	(7,169)	(23)%
Other items	775	644	(1,689)	N/A	(459)	(2,181)	375%
Share Based Plan	(1,014)	(2,468)	(5,609)	453%	(2,656)	(8,813)	232%
Non-recurring expenses[1]	–	(962)	(523)	N/A	–	(6,595)	N/A
Total Other Items	**(3,920)**	**8,796**	**31,256**	**N/A**	**1,545**	**51,137**	**3210%**
Profit before income taxes	**63,004**	**58,110**	**80,279**	**27%**	**191,326**	**195,433**	**2%**
(-) Income taxes[2]	(11,401)	(11,711)	(11,072)	(3)%	(39,304)	(34,522)	(12)%
NET INCOME	51,603	46,399	69,207	34%	152,022	160,911	6%
(+) Non-recurring expenses including income tax related to realized expense	–	635	353	N/A	–	5,425	N/A
ADJUSTED NET INCOME	51,603	47,034	69,560	35%	152,022	166,335	9%

See notes and definitions at end of document

35

VINCI partners

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	3Q'21 YTD	3Q'22 YTD
OPERATING PROFIT	66,924	49,314	49,023	189,781	144,296
(-) Net revenue from realized performance fees	(12,646)	(3,839)	(2,602)	(31,734)	(8,977)
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
(+) Compensation allocated in relation to performance fees	1,798	1,427	537	12,907	2,996
FEE RELATED EARNINGS (FRE)	63,112	46,902	49,529	168,503	140,250
OPERATING PROFIT	66,924	49,314	49,023	189,781	144,296
(-) Net revenue from management fees	(92,855)	(89,271)	(95,361)	(269,476)	(271,861)
(-) Net revenue from advisory	(25,163)	(6,659)	(7,267)	(46,607)	(17,600)
(+) Bonus related to management and advisory	25,994	17,267	19,798	61,602	54,337
(+) Personnel expenses	5,600	6,233	6,509	16,225	19,291
(+) Other general and administrative expenses	5,163	4,178	4,725	12,795	13,406
(+) Corporate center expenses	18,149	21,350	22,067	56,957	62,178
PERFORMANCE RELATED EARNINGS (PRE)	3,812	2,412	(506)	21,278	4,046
OPERATING PROFIT	66,924	49,314	49,023	189,781	144,296
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
(+) Compensation allocated in relation to unrealized performance fees	(2,258)	–	(910)	872	(685)
(+) Realized gain from GP investment income	1,421	4,926	5,738	1,878	12,709
SEGMENT DISTRIBUTABLE EARNINGS	73,123	54,240	56,422	190,081	158,255
NET INCOME	51,603	46,399	69,207	152,022	160,911
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
(+) Income tax from unrealized performance fees	110	–	(296)	283	(223)
(+) Compensation allocated in relation to unrealized performance fees	(2,258)	–	(910)	872	(685)
(-) Unrealized gain from GP investment income	1,711	12,137	(3,935)	6,213	14,416
(+) Income tax on unrealized gain from GP investment income	1,179	(55)	7	757	(48)
(-) Unrealized gain from financial income	641	(1,192)	25	875	(879)
(+) Income tax on unrealized gain from financial income	(218)	(65)	–	(298)	–
(+) Depreciation and amortization	925	976	1,223	2,790	3,183
(+) Share Based Plan	1,014	2,468	5,609	2,656	8,813
(-) Income Taxes on Share Based Plan	–	(233)	(659)	–	(892)
(+) Non-recurring expenses including income tax related to realized expense	–	635	353	–	5,425
ADJUSTED DISTRIBUTABLE EARNINGS	61,743	61,070	73,195	163,719	191,957
TOTAL NET REVENUE FROM SERVICES RENDERED	123,628	99,769	102,659	350,268	296,503
(-) Net revenue from realized performance fees	(12,646)	(3,839)	(2,602)	(31,734)	(8,977)
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	118,018	95,930	102,628	316,083	289,461

36

VINCI partners

37 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 3Q'21 3Q'22 3Q’21 YTD 3Q’22 YTD Profit (loss) before income taxes 63,004 80,279 191,326 195,433 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (21,422) (27,295) (65,051) (66,447) Reconciliation adjustments: Expenses not deductible (6) (28) (62) (55) Tax benefits 333 32 380 97 Share based payments (103) (71) (269) (227) Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 9,859 16,458 25,690 32,123 Other additions (exclusions), net (62) (168) 8 (13) Income taxes expenses (11,401) (11,072) (39,304) (34,522) Current (13,619) (12,501) (44,519) (38,058) Deferred 2,218 1,429 5,215 3,536 Effective tax rate 18% 14% 21% 18%

38 13.8 26.0 1.8 9.0 0.9 2.5 2.6 General and Administrative Expenses 3 Q 2021 ( R$mm ) 3Q 2022 ( R$mm ) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$56.7 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$53.6 mm (5)% 16.4 19.8 0.5 8.3 1.2 2.8 4.6

39 Liabilities and equity 6/30/2022 9/30/2022 Current liabilities Trade payables 313 768 Deferred Revenue – 16,713 Leases 23,218 22,293 Accounts payable 6,941 6,761 Labor and social security obligations 44,038 66,208 Loans and Financing – 10,171 Taxes and contributions payable 17,990 19,474 Total current liabilities 92,500 142,388 Non - current liabilities Accounts payable – – Leases 55,724 52,965 Labor and social security obligations 274 2,048 Loans and Financing – 175,238 Deferred taxes 4,203 3,770 60,201 234,021 Total liabilities 152,701 376,409 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,382,038 Treasury shares (88,425) (100,323) Retained Earnings 58,227 79,135 Other reserves 17,067 21,705 1,368,922 1,382,570 Non - controlling interests in the equity of subsidiaries 36 1,575 Total equity 1,368,958 1,384,145 Total liabilities and equity 1,521,659 1,760,554 Balance Sheet Assets 6/30/2022 9/30/2022 Current assets Cash and cash equivalents 57,780 97,383 Cash and bank deposits 10,532 13,981 Financial instruments at fair value through profit or loss 47,248 83,402 Financial instruments at fair value through profit or loss 1,290,972 1,302,167 Trade receivables 45,324 50,467 Sub - leases receivable 1,500 1,500 Taxes recoverable 4,541 654 Other assets 10,689 13,852 Total current assets 1,410,806 1,466,023 Non - current assets Financial instruments at fair value through profit or loss 5,701 5,646 Trade receivables 20,042 17,317 Sub - leases receivable 1,960 1,656 Taxes recoverable 62 4,316 Deferred taxes 6,226 7,376 Other receivables 1,543 1,041 35,534 37,352 Property and equipment 13,087 12,578 Right of use - Leases 60,632 57,943 Intangible assets 1,600 186,658 Total non - current assets 110,853 294,531 Total Assets 1,521,659 1,760,554

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	**13,013**	**7,064**	**25,659**	**1,460**	**5,208**	**4,318**	**2,781**	**–**	**59,502**
(+/-) Capital Subscription / (capital return)	113	–	–	–	78	157	–	–	348
(+) Capital Subscription	*129*	–	*0*	*0*	*180*	*199*	–	–	*508*
(-) Capital Return	*(16)*	–	*(0)*	*(0)*	*(102)*	*(43)*	–	–	*(161)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(35)	(1,505)	–	(46)	(8)	(43)	–	(1,637)
(+/-) Appreciation / (depreciation)	525	838	875	46	648	(2)	154	40	3,124
Ending Balance	**13,650**	**7,868**	**25,029**	**1,505**	**5,888**	**4,465**	**2,892**	**2,096**	**63,392**

For the Twelve Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	**10,962**	**9,514**	**23,695**	**2,466**	**5,411**	**2,818**	**3,086**	**–**	**57,952**
(+/-) Capital Subscription / (capital return)	2,218	–	142	(1,026)	19	1,112	–	–	2,464
(+) Capital Subscription	*2,245*	–	*142*	*162*	*435*	*1,253*	–	–	*4,238*
(-) Capital Return	*(27)*	–	*(0)*	*(1,188)*	*(416)*	*(142)*	–	–	*(1,774)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,337)	300	–	(30)	268	(375)	–	(1,174)
(+/-) Appreciation / (depreciation)	471	(309)	892	65	488	267	181	40	2,095
Ending Balance	**13,650**	**7,868**	**25,029**	**1,505**	**5,888**	**4,465**	**2,892**	**2,096**	**63,392**

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	**9,797**	**7,002**	**25,545**	**1,399**	**5,208**	**4,318**	**2,706**	**–**	**55,975**
(+/-) Capital Subscription / (capital return)	113	–	–	–	78	157	–	–	348
(+) Capital Subscription	*129*	–	*0*	*0*	*180*	*199*	–	–	*508*
(-) Capital Return	*(16)*	–	*(0)*	*(0)*	*(102)*	*(43)*	–	–	*(161)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(35)	(1,505)	–	(46)	(8)	(56)	–	(1,650)
(+/-) Appreciation / (depreciation)	378	838	871	48	648	(2)	152	40	2,972
Ending Balance	**10,288**	**7,805**	**24,911**	**1,447**	**5,888**	**4,465**	**2,801**	**2,096**	**59,700**

For the Twelve Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	**9,089**	**9,443**	**23,540**	**2,363**	**5,411**	**2,818**	**3,023**	**–**	**55,686**
(+/-) Capital Subscription / (capital return)	923	–	142	(976)	19	1,112	–	–	1,220
(+) Capital Subscription	*950*	–	*142*	*162*	*435*	*1,253*	–	–	*2,943*
(-) Capital Return	*(27)*	–	*(0)*	*(1,138)*	*(416)*	*(142)*	–	–	*(1,723)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,333)	327	–	(30)	268	(391)	–	(1,160)
(+/-) Appreciation / (depreciation)	276	(305)	902	60	488	267	170	40	1,899
Ending Balance	**10,288**	**7,805**	**24,911**	**1,447**	**5,888**	**4,465**	**2,801**	**2,096**	**59,700**

41

VINCI partners

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	3Q22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	530.1	5.9%	9.1%	5.8%	10.6%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	465.2	5.4%	9.9%	5.5%	9.8%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	250.9	14.2%	9.1%	0.2%	10.2%	IPCA[5] + Yield IMA-B[7]	IPCA[5] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	1,047.7	(9.1)%	1.6%	(8.5)%	(3.6)%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	534.2	(5.3)%	9.3%	(5.2)%	6.2%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	3,066.5	3.6%	8.1%	3.7%	8.5%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	2,070.7	3.6%	8.3%	3.6%	8.4%	IPCA[6]	-
Vinci Selection Equities FIA	IP&S	634.3	(3.6)%	5.5%	(3.4)%	(1.2)%	IBOV[5]	IBOV[5]
Vinci Crédito Imobiliário I	Credit	240.5	0.1%	7.9%	8.7%	12.7%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	698.5	0.8%	5.5%	6.0%	11.3%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	125.0	3.6%	10.0%	12.8%	19.4%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	589.0	(4.1)%	(2.8)%	(0.3)%	8.2%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Credit	324.0	1.7%	8.6%	13.5%	–	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	1,959.9	12.7%	14.7%	17.8%	15.5%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,645.4	18.2%	11.5%	13.6%	(2.1)%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	822.6	15.8%	(5.9)%	(8.7)%	1.7%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate (listed REIT)	61.6	13.5%	8.3%	12.7%	(4.4)%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	217.7	17.0%	13.9%	8.2%	–	IFIX[8]	IPCA[6] + 6%
VCRI11	Real Estate (listed REIT)	157.8	(0.7)%	(3.9)%	–	–	IFIX[8]	IPCA[6] + X[9]%
VICA11	Real Estate (REIT)	373.3	1.0%	–	–	–	IFIX[8]	CDI[4] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	11.6	5.3%	9.2%	15.7%	–	IFIX[8]	IFIX[8]
VIGT11	Infrastructure (listed)	648.4	12.2%	4.9%	8.7%	(11.3)%	-	-

Benchmark	3Q22	YTD	12 M	24 M
IBOV[5]	11.7%	5.0%	(0.8)%	16.3%
CDI[4]	3.3%	8.9%	10.9%	14.2%
IMA-B 5[7]	0.4%	7.1%	9.2%	15.7%
IPCA[6] + Yield IMA-B[7]	1.0%	8.4%	12.9%	27.8%
IPCA[6]	(1.3)%	4.1%	7.2%	18.2%
IFIX[8]	7.0%	6.6%	10.1%	7.0%

See notes and definitions at end of document

42

VINCI partners

Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	211	5,276	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,805	1,874	2,322	4,196	2.3x	1.2x	12.2%	2.4%
VCP III	Private Equity	2018	4,000	2,113	34	3,400	3,434	1.6x	1.6x	45.3%	38.1%
VCP Strategy[2]	Private Equity		7,615	5,124	6,973	5,933	12,906	2.5x	2.2x	64.8%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	91	124	215	1.6x	1.3x	19.6%	10.5%
VIR IV	Private Equity	2020	1,000	239	7	283	291	1.2x	1.2x	30.5%	33.9%
VIR Strategy[3]	Private Equity		1,276	386	124	408	532	1.4x	1.2x	22.1%	28.1%
SPS I	Vinci SPS	2018	128	170	112	147	259	1.5x	1.5x	27.4%	17.4%
SPS II	Vinci SPS	2020	671	952	345	887	1,232	1.3x	1.4x	28.4%	26.3%
SPS III	Vinci SPS	2021	1,070	252	–	293	293	1.2x	1.2x	NM	NM
Vinci SPS Strategy[4]	Vinci SPS		1,869	1,375	458	1,327	1,785	1.3x	1.4x	29.0%	24.0%
FIP Transmissão[5]	Infrastructure	2017	211	104	241	142	382	3.7x	2.7x	65.5%	48.7%
VIAS[6]	Infrastructure	2021	386	350	–	350	350	1.0x	1.1x	NM	NM
VFDL[7]	Real Estate	2021	422	88	–	107	107	1.2x	1.8x	31.7%	28.8%

See notes and definitions at end of document

43

VINCI partners

44 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q’22 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 72,842 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 14,281 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 0.26 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 0.20 Record Date September 01,2021 December 01,2021 March 10, 2022 May 24, 2022 August 25, 2022 November 23, 2022 Payable Date September 16, 2021 December 16,2021 March 24, 2022 June 08, 2022 September 09,2022 December 08,2022 ▪ Vinci Partners generated R$1.32 or US$0.26¹ of Distributable Earnings per common share for the third quarter of 2022. ▪ The company declared a quarterly dividend of US$0.20² per common share to record holders as of November 23, 2022; payable on Dec ember 08 , 2022. See notes and definitions at end of document

45 Share Summary ▪ Common Shares Outstanding as of quarter end of 55,358,858 shares. x Repurchased 220,098 common shares in the quarter, with an average share price of US$10.3. x Repurchased 1,554,730 common shares since the announcement of the first share repurchase plan, with an average share price of US $12.2. x The first share repurchase plan expired on May 31, 2022 and was replaced by a new share repurchase plan initiated on June 17 th , 2022, limited to R$60 million. x Available authorization remaining was R$44.5 million on September 30, 2022. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float 15,271,488 15,094,833 14,921,318 14,513,477 14,187,216 13,936,856 13,716,758 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858

GP Commitment in Vinci Partners funds

- As of September 30, 2022, the company had R$962.8 million in capital commitments signed to proprietary funds.
- During the third quarter of 2022, the company signed R$33.9 million in capital commitments to proprietary funds.
- Total GP Investments marked at fair value of R$323.3 million as of September 30, 2022.

(R$ millions, unless mentioned)	Segment	3Q'22 Commitments	Total Capital Committed	3Q'22 Capital Called	Total Capital Called	Capital Returned/ Dividends Paid (3Q'22)	Accumulated Capital Returned/Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.1	0.3	1.6	3.2
VCP III	Private Equity	–	3.1	0.3	2.4	–	–	2.4
VIR IV	Private Equity	–	11.1	0.5	3.6	0.1	0.2	3.4
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[1]	Infrastructure	–	29.5	–	8.9	–	19.7	12.1
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	–	6.2	3.4
VIAS	Infrastructure	–	50.0	–	27.8	–	–	26.9
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	6.3	–	–	5.6
VFDL	Real Estate	–	70.0	5.3	22.8	–	–	25.4
VIUR	Real Estate	–	67.3	–	67.3	1.5	7.5	54.9
VINO	Real Estate	–	50.0	–	50.0	0.9	2.5	45.3
Vinci FOF Imobiliário	Real Estate	6.9	16.9	6.9	16.9	–	0.5	19.0
VCS (VCRI)	Real Estate/Credit	–	80.0	–	80.0	3.3	5.8	75.1
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate/Credit	7.0	23.0	7.0	23.0	–	–	22.7
Vinci Crédito Infra Institucional	Credit	–	100.0	–	–	–	–	–
VSP FIM	IP&S	–	50.0	2.2	4.4	–	–	4.3
Vinci PIPE FIA	Public Equities	20.0	20.0	20.0	20.0	–	–	19.5
Total		**33.9**	**962.8**	**42.2**	**339.8**	**6.1**	**44.0**	**323.3**

See notes and definitions at end of document

46

Significant exposure to performance fee-eligible AUM

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
Offshore Vehicles	3,469	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	2,852	Preferred Return w/ Catch- Up[2]	IPCA[3] + 8%	Within investment period
Nordeste III	217	Preferred Return w/ Catch- Up[2]	IPCA[3] + 8.5%	Currently generating performance
Teman Pier	96	Preferred Return w/ Catch- Up[2]	IPCA[3] + 5%	Within investment period
Others	3,787			Not expected to pay performance
Total Private Equity	**10,421**			
Vinci Valorem	2,115	Hurdle[5]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,843	Hurdle[5]	IBOV[7] + alpha	Currently generating performance
International[1]	1,636			Currently generating performance
Commingled Funds	740	Hurdle[5]	IBOV[7] + alpha	Currently generating performance
VSP	205	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
Others	1,322			Currently generating performance
Total IP&S	**7,861**			
SWF	4,169	Hurdle[5]	FTSE[9]	Currently generating performance
Mosaico Strategy	1,048	Hurdle[5]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	534	Hurdle[5]	IBOV[7]	Currently generating performance
Others	350			Currently generating performance
Total Public Equities	**6,102**			
Listed REITs	2,704	Hurdle[5]	IPCA[5] + 6%	Currently generating performance
VFDL	435	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FOF Strategy	145	Hurdle[5]	IFIX[8]	Currently generating performance
Others	235			Currently generating performance
Total Real Estate	**3,518**			
VCI II	751	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	589	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	347	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	284	Hurdle[5]	CDI[10]	Currently generating performance
VCS	112	Hurdle[5]	IPCA[5] + 5%	Within investment period
VCI I	240			Not expected to pay performance
FOF Strategy	31	Hurdle[5]	IFIX[8]	Currently generating performance
Others	1,121			Currently generating performance
Total Credit	**3,474**			
Atlas Strategy	465	Hurdle[5]	CDI[10]	Currently generating performance
Vinci Multiestratégia	530	Hurdle[5]	CDI[10]	Currently generating performance
Vinci Total Return	371	Hurdle[5]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	1,267			Currently generating performance
Total Hedge Funds	**2,633**			
VIAS	370	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	69	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	198			Not expected to pay performance
Total Infrastructure	**788**			
Special Situations	1,088	Preferred Return[4]	CDI[10]	Within investment period
Total Vinci SPS	**1,088**			
PEAUM TOTAL	**35,885**			

See notes and definitions at end of document

- Total Performance fee eligible AUM (PEAUM) of R$35.9 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$10 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.


PEAUM
R$36 bn
29%
22%
17%
10%
10%
7%
3%
2%
Private Equity
IP&S
Public Equities
Real Estate
Credit
Hedge Funds
Vinci SPS
Infrastructure

47

48 ▪ Notes to page 4 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding double counting from co - managed funds between our segments. (2) As of 3Q’22 LTM. (3) CAGR is calculated considering Adjusted Distributable Earnings from 2018 to 2021. (4) LTM Dividend Yield is calculated considering 0.74 dividend/share distributed over the last twelve months and a price clos e o f US$9.95/share as of November 17 th , 2022. (5) Subject to due diligence process by BNDES. ▪ Notes to page 6 (1) Long term products include funds with former lockups superior to five years. (2) Private markets strategies include Private Equity, Real Estate, Credit, Vinci SPS and Infrastructure. ▪ Notes to page 12 (1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets’ funds and othe r c losed - end funds across Liquid Strategies and IP&S segments with long - term lockups.. (2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposit s, certificate of deposits and proprietary investments in Vinci Partners’ Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit. ▪ Notes to page 13 (1) Adjusted after tax Distributable Earnings is calculated as Distributable Earnings excluding non - recurring expenses. ▪ Notes to page 14 (1) LTM Dividend Yield is calculated considering 0.74 dividend/share distributed over the last twelve months and a price close of US $9.95/share as of November 17th, 2022. ▪ Notes to page 16 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding double counting from co - managed funds between our segments. Notes and Definitions

Notes and Definitions (cont'd)

- **Notes to page 17**

(1) Fund commitment and related co-investments.

- **Notes to page 18**

(1) CVM (Comissão de Valores Mobiliários) is the Brazilian equivalent to the SEC.

- **Notes to page 19**

(1) Independent asset manager classification excludes any managers that are either affiliated with a bank franchise, global asset manager franchise, or a FoFs.

(2) Other alternative local asset managers include Patria and Kinea.

(3) Other independent asset managers include Gavea, SPX and Jive Investments.

(4) Hedge funds include JPG, Bahia, Verde and others.

(5) Incumbent banks include Banco do Brasil, ITAU Unibanco, Bradesco, Santander, and Caixa.

(6) As of 3Q'22 LTM.

Notes to page 34

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters.

(2) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters.

(3) Non-recurring expenses for the second quarter of 2022 are composed by expenses related to professional services to matters related to acquisitions. For the nine months ended September 30, 2022, non-recurring expenses include expenses related to professional services to matters related to our international corporate organization.

- **Notes to page 35**

(1) Non-recurring expenses for the third quarter of 2022 are composed by expenses related to professional services to matters related to M&A. For the nine months ended September 30, 2022, non-recurring expenses include expenses related to professional services to matters related to our international corporate organization.

(2) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit.

49

VINCI partners

Notes and Definitions (cont'd)

- **Notes to page 37**

(1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

- **Notes to page 42**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

(2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM.

(3) Equilibrio Strategy incudes the IP&S Family of pension plans.

(4) CDI is an average of interbank overnight rates in Brazil (daily average for the period).

(5) Brazil stock market most relevant index.

(6) IPCA is a broad consumer price index measured by the IBGE.

(7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

(8) IFIX is an index composed by listed REITs in the Brazilian stock Market.

(9) If IMAB 5 Average is: i. less or equal to 2%, X=3% per year; ii. between 2%-4%, X= Average IMAB 5+1% per year; iii. Between 4%-5%, X=5% per year; IV. greater or equal to 5%, X= IMAB 5 Average

- **Notes to page 43**

(1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

(2) Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 2Q'22, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(3) Track record for VIR strategy is presented as of 2Q'22, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(4) Track record for Vinci SPS strategy is presented as of 3Q'22.

(5) Track record for FIP Infra is presented as of 2Q'22.

(6) Track record for VIAS is presented as of 3Q'22.

(7) Track record for VFDL is presented as of 3Q'22.

50

VINCI partners

51 Notes and Definitions (cont’d) ▪ Notes to page 44 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.1006, as of November 7, 2022 , w hen dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 46 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period. ▪ Notes to page 47 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged ov er the absolute return of the fund instead of the excess return over the preferred rate.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

52

53 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Ad vis ory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while part of our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

54 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket ( Ibovespa ) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIF11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário : Fund of Funds that invests in other listed REITs, combining income with capital gain.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon – 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 – 14 o andar Jardim Paulistano – 01452 - 000 55 11 3230 2541 | Vinci SPS Rua Iguatemi , 448 – CJ 601 Itaim Bibi – 01451 - 010 55 16 2101 4641 | Ribeirão Preto Av. Presidente Vargas, 2.121 – Sala 106 Jardim América – 14020 - 260 Recife 55 81 3204 6811 Av. República do Libano , 251 – Sala 301 – Torre A Pina – 51110 - 160 New York 1 646 559 8000 780 Third Avenue, 25 th Floor 10017